UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

EXACTTARGET, INC.

(Name of subject company (Issuer))

EXCALIBUR ACQUISITION CORP.

a wholly owned subsidiary of

SALESFORCE.COM, INC.

(Name of Filing Persons (Offerors))

Common Stock, par value $0.0005 per share	30064K105
(Title of classes of securities)	(CUSIP number of common stock)

Burke F. Norton, Esq.

Executive Vice President and Chief Legal Officer

salesforce.com, inc.

The Landmark @ One Market, Suite 300

San Francisco, California 94105

(415) 901–7000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Martin W. Korman, Esq.

Michael S. Ringler, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

One Market Street

Spear Tower, Suite 3300

San Francisco, CA 94105

(415) 947-2000

CALCULATION OF REGISTRATION FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$2,639,990,338	$360,094.68

(1)	The transaction value was calculated by adding the sum of (i) 69,646,539 outstanding shares of common stock, par value $0.0005 per share, of ExactTarget, Inc. (“Shares”) multiplied by the offer price of $33.75 per share; (ii) 526,825 Shares subject to outstanding restricted stock units multiplied by the offer price of $33.75 per share; and (iii) 11,078,275 Shares issuable pursuant to outstanding options multiplied by an amount equal to $33.75 minus the weighted average exercise price for such options of $9.23 per share. The calculation of the filing fee is based on information provided by ExactTarget, Inc. as of May 31, 2013.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2013 issued by the Securities and Exchange Commission on August 31, 2012, by multiplying the transaction valuation by .00013640.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $360,094.68	Filing Party: salesforce.com, inc.
Form of Registration No.: Schedule TO	Date Filed: June 12, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment No. 1”) is filed by (i) Excalibur Acquisition Corp., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of salesforce.com, inc., a Delaware corporation (“salesforce.com”), and (ii) salesforce.com. This Amendment amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 12, 2013 (together with any amendments and supplements thereto, the “Schedule TO”), and relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.0005 per share (the “Shares”), of ExactTarget, Inc., a Delaware corporation (“ExactTarget”), at a purchase price of $33.75 per Share net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 12, 2013 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

The information set forth in the Offer to Purchase (as amended and supplemented hereby) is hereby incorporated by reference in answer to Items 1 through 11 and Item 13 of the Schedule TO and is amended, supplemented and modified by the information specifically provided in this Amendment.

Amendment to Offer to Purchase

Items 1 through 11 and Item 13 of the Schedule TO, to the extent such Items incorporate by reference the information contained in Section 16 of the Offer to Purchase entitled “Certain Regulatory and Legal Matters,” are amended and supplemented and Section 16 of the Offer to Purchase is hereby amended and supplemented as follows:

1. The subsection entitled “Antitrust Matters” in Section 16 of the Offer to Purchase, entitled “Certain Regulatory and Legal Matters,” is amended and restated in its entirety as follows:

“The HSR Act provides that the acquisition of Shares by salesforce.com and Purchaser may not be consummated unless certain information has been furnished to the Antitrust Division of the U.S. Department of Justice (the “Division”) and the Federal Trade Commission (the “FTC”) and certain waiting period requirements have been satisfied. The rules promulgated by the FTC under the HSR Act require the filing of a Notification and Report Form (the “Form”) with the Division and the FTC by salesforce.com and ExactTarget and provide that the acquisition of Shares under the Offer may not be consummated earlier than fifteen (15) days after receipt of the Form by the Division and the FTC from salesforce.com. Within such fifteen (15) day period the Division or the FTC may request additional information or documentary material from salesforce.com and ExactTarget. In the event of such request, the acquisition of Shares under the Offer may not be consummated until ten (10) days after receipt of such additional information or documentary material by the Division or the FTC from salesforce.com and ExactTarget. On June 21, 2013, the FTC granted early termination of the required waiting period under the HSR Act applicable to the Offer. Such early termination satisfies the condition that the waiting period (and any extensions thereof) applicable to the transactions contemplated by the Acquisition Agreement (including the Offer and the Merger) under the HSR Act have expired or been terminated. See Section 15 of this Offer to Purchase entitled ‘Conditions to Purchaser’s Obligations.’”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description

(a)(5)(iii)	Press Release issued by salesforce.com on June 25, 2013.

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXCALIBUR ACQUISITION CORP.

By:	/s/ Sam Fleischmann
Name:	Sam Fleischmann
Title:	President

SALESFORCE.COM, INC.

By:	/s/ Burke F. Norton
Name:	Burke F. Norton
Title:	Executive Vice President and Chief Legal Officer

Dated: June 25, 2013

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase, dated June 12, 2013.* †

(a)(1)(ii)	Form of Letter of Transmittal.* †

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.* †

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.* †

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.* †

(a)(1)(vi)	Form of Summary Advertisement as published on June 12, 2013, in The Wall Street Journal. †

(a)(5)(i)	Press Release issued by salesforce.com on June 4, 2013. (1)

(a)(5)(ii)	Press Release issued by salesforce.com on June 12, 2013. †

(a)(5)(iii)	Press Release issued by salesforce.com on June 25, 2013.

(b)	Commitment Letter, dated as of June 3, 2013, among salesforce.com, Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated. (2)

(d)(1)	Acquisition Agreement, dated as of June 3, 2013, by and among salesforce.com, Purchaser and ExactTarget. (3)

(d)(2)	Form of Support Agreement. (4)

(d)(3)	Confidentiality Agreement, dated as of November 5, 2012, by and between salesforce.com and ExactTarget. †

(d)(4)	Amendment to Confidentiality Agreement Dated November 5, 2012, dated as of May 15, 2013, by and between salesforce.com and ExactTarget. †

(d)(5)	Exclusivity Agreement, dated as of May 25, 3013, 2013, by and between salesforce.com and ExactTarget. †

(g)	None.

(h)	None.

*	Included in mailing to stockholders.
†	Previously filed.
(1)	Incorporated by reference to Exhibit 99.1 to the Form 8-K filed by salesforce.com, inc. on June 4, 2013.
(2)	Incorporated by reference to Exhibit 10.2 to the Form 8-K filed by salesforce.com, inc. on June 4, 2013
(3)	Incorporated by reference to Exhibit 2.1 to the Form 8-K filed by salesforce.com, inc. on June 4, 2013.
(4)	Incorporated by reference to Exhibit 10.1 to the Form 8-K filed by salesforce.com, inc. on June 4, 2013.